UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR ANNOUNCES THE TRANSFER OF TRIBASA’S STAKE IN INVERSIONES Y
TÉCNICAS AEROPORTUARIAS TO NACIONALFINANCIERA

Mexico City, January 8, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced the transfer of Triturados Basálticos y Derivados’, S.A. de C.V. (Tribasa) shares in ASUR’s strategic partner, Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA) to Nacional Financiera, S.N.C (NAFIN).

ITA, whose capital stock was held by four shareholders, Copenhagen Airports, Tribasa, Concesiones de Infraestructuras de Transporte, S.A. (Cintra), Groupe GTM, S.A. became ASUR’s strategic partner when it acquired 15% of ASUR’s capital in 1998 as part of the privatization of the airport system in Mexico.

According to the original agreements signed by ASUR and the Mexican Federal Government, Copenhagen Airports, acting as ITA’s operating partner, and Tribasa, acting as the Mexican partner, were required to maintain their ownership stake in ITA for 15 years (except for transfers permitted under certain conditions provided in such agreements). These conditions were satisfied in connection with Tribasa’s transfer to NAFIN, and the transfer was approved by ASUR’s shareholders during its General Ordinary and Extraordinary Shareholders’ Meeting held on December 30, 2003.

Tribasa’s transfer of its stake in ITA to NAFIN was carried out as part of Tribasa’s settlement with its creditors. As a result, NAFIN is now ITA’s temporary Mexican partner, until its ownership stake is sold to another shareholder, who meets the requirements to be part of ITA as its Mexican partner.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ Adolfo Castro Rivas Name: ADOLFO CASTRO RIVAS Title: Director of Finance

Date: January 8, 2004